

May 14, 2014

<u>Via E-mail</u>
Mr. Vikas Sinha
Exeuctive Vice President and Chief Financial Officer
Alexion Pharmaceuticals, Inc.
352 Knotter Drive
Cheshire, CT 06410

> **Re:** **Alexion Pharmaceuticals, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 10, 2014**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed April 25, 2014**
> **File No. 000-27756**

Dear Mr. Sinha:

　　We have limited our review of your filings to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

　　After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended March 31, 2014
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Product Sales, page 25

1. You state that you entered into an agreement with the French government which positively impacts prospective reimbursement of Soliris and also provides for reimbursement for shipments made in years prior to January 1, 2014 and as a result of the agreement, in the first quarter of 2014, you recognized $87.8 million of net product sales from Soliris in France relating to years prior to January 1, 2014. Please tell us how you determined that the $87.8 million related to prior period sales and why recognition in the quarter ended March 31, 2014 is appropriate under GAAP. In addition, tell us how you accounted for these sales in the prior periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Torney, Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Brach Chief, at (202) 551-3651 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant